AURORA PLATINUM EXPLORATION INC.
formerly AURORA METALS (BVI) LIMITED

NEWS RELEASE 04-2008	May 6, 2008

Trading Symbol:
CUSIP No.: G0630P105	OTC BB: AURMF

NEWS RELEASE

AURORA METALS (BVI) LIMITED CONTINUES TO BRITISH COLUMBIA AND CHANGES NAME

Road Town, Tortola, British Virgin Islands, - May 6, 2008 - (OTC BB: “AURMF”) Aurora Platinum Exploration, formerly Aurora Metals (BVI) Limited, (the “Company”, “Aurora Metals”) announced today that it has transferred by way of continuance (the “Continuance”) out of the jurisdiction of the British Virgin Islands and into British Columbia, Canada under the Business Corporations Act (British Columbia). As part of the Continuance the Company has changed its name to Aurora Platinum Exploration Inc. The Continuance was effected on May 5, 2008 as one of the requirements under the arrangement agreement with Nevoro Inc. (NVR – TSX) pursuant to which Nevoro will acquire 100% of the common shares of Aurora by way of a shareholder and court approved plan of arrangement whereby each Aurora common share will be exchanged for one Nevoro common share. Holders of more than 50% of the outstanding common shares of Aurora have entered into voting agreements with Nevoro pursuant to which they have agreed, among other things, to vote their common shares in favour of the plan of arrangement.  The plan of arrangement is expected to complete on or before July 31, 2008.

A copy of the Nevoro news release describing the terms of the transaction and Nevoro’s assessment of Aurora’s Stillwater Project, can be viewed at the Nevoro Inc. website at www.nevoro.com .

For further Information, please contact Cameron Richardson
Phone:  1 (604) 617-3168
Email: c.richardson@telus.net

ON BEHALF OF THE BOARD

“Cameron Richardson”

Cameron Richardson
President, CEO and Director

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This press release contains statements that plan for or anticipate the future, called “forward-looking statements.” In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “could,” “expects,” “plans,”  “intends,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of those terms and other comparable terminology.

These forward-looking statements appear in a number of places in this press release and include, but are not limited to, statements about: our market opportunity; revenue generation; our strategies; competition; expected  activities  and expenditures as we pursue our business plan; the adequacy of  our  available  cash  resources; our ability to acquire properties on commercially viable terms; challenges to our title to our properties; operating or technical difficulties in connection with our exploration and development activities; currency fluctuations; fluctuating market prices for precious and base medals; the speculative nature of precious and base medals exploration and development activities; environmental risks and hazards; governmental regulations; and conduct of operations in politically and economically less developed areas of the world.

Many of these contingencies and uncertainties can affect our actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, us.  Forward-looking statements are not guarantees of future performance.  All of the forward-looking statements made in this press release are qualified by these cautionary statements.  Specific reference is made to our most recent annual report on Form 20-F and other filings made by us with the United States Securities and Exchange Commission for more detailed discussions of the contingencies and uncertainties enumerated above and the factors underlying the forward-looking statements. These reports and filings may be inspected and copied at the Public Reference Room maintained by the U.S. Securities & Exchange Commission at 100 F Street, N.E., Washington, D.C. 20549. You can obtain information about operation of the Public Reference Room by calling the U.S. Securities & Exchange Commission at 1-800-SEC-0330.  The U.S. Securities & Exchange Commission also maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the U.S.  Securities & Exchange Commission at  http://www.sec.gov .

We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except to the extent required by applicable laws.

This press release is for informational purposes only and is not and should not be construed as an offer to solicit, buy, or sell any security.